EXHIBIT 95.1
Mine Safety Disclosures
Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Item 104 of Regulation S-K (17 CFR 229.104) require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (as amended by the Mine Improvement and New Emergency Response Act of 2006, the "Mine Act").
Vital Energy, Inc. (“Vital”), on April 15, 2020, acquired surface and sand rights on approximately 628 acres in Howard County, Texas, and in October 2020 entered into an agreement with Hi-Crush, Inc. and its subsidiary OnCore Processing, LLC (“OnCore”) to construct and operate an in-field sand mine to support Vital’s exploration and development operations. Operations began in November 2020 and are subject to regulation by the U.S. Federal Mine Safety and Health Administration ("MSHA").
MSHA inspects mining facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Citations and orders may be appealed with the potential of reduced or dismissed penalties. Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104) are outlined below.
Mine Safety Data
The following provides additional information about references used in the table below to describe the categories of violations, orders or citations issued by MSHA under the Mine Act:
•Section 104 Significant Substantial (“S&S”) Citations: Citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.
•Section 104(b) Orders: Orders which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.
•Section 104(d) Citations and Orders: Citations and orders for an unwarrantable failure to comply with mandatory health or safety standards.
•Section 110(b)(2) Violations: Flagrant violations.
•Section 107(a) Orders: Orders for situations in which MSHA determined an "imminent danger" (as defined by MSHA) existed.
•Notice of Pattern of Violations: Notice of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act.
•Notice of Potential Pattern of Violations: Notice of the potential to have a pattern of violations under section 104(e).
•Pending Legal Actions: Legal actions before the Federal Mine Safety and Health Review Commission ("FMSHRC") initiated.

For the quarter ended September 30, 2024

Citation, Order, Violation or Action	OnCore(a)
Section 104 S&S citations (#)	1
Section 104(b) orders (#)	None
Section 104(d) citations and orders (#)	None
Section 110(b)(2) violations (#)	None
Section 107(a) orders (#)	None
Proposed assessments under MSHA ($)(b)	$407
Mining-related fatalities (#)	None
Notice of pattern of violations (yes/no)	None
Notice of potential pattern of violations (yes/no)	None
Pending legal actions (#)	None
(a)The definition of mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.
(b)Represents the total dollar value of the proposed assessment from MSHA under the Mine Act pursuant to the citations and/or orders preceding such dollar value in the corresponding row.